Raveler, Inc.
Statement of Comprehensive Income
(Unaudited)

	For the Period March 7, 2018 (Inception) to December 31, 2018
Revenue	$ -
Cost of sales	-
Gross profit	-
Expenses:	
Advertising and marketing	5,632
Development	31,467
Contractors	23,100
Rent	64
Legal and professional	8,868
General & Administrative	4,869
Total expenses	74,000
Operating loss	(74,000)
Other income: (expense)	-
Loss before taxes	(74,000)
Tax provision	-
Net loss	$ (74,000)